Exhibit 4.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT dated as of June 6, 2005 is made and entered into by and among Shenzhen Century Teltone Technology Co., Ltd., a solely foreign-own corporation located in Shenzhen, PRC (“Purchaser”); Global National Communications Corporation, a Nevada corporation (“Global”) a U.S. public company whose shares are traded on the OTCBB with the trading symbol of GLNC and total outstanding shares of 22 million; and Wang Hanqing and Wu Wenbin (“Shareholders”), on the one hand; and Shenzhen Teltone Communication Co. Ltd., a company organized under the laws of the People’s Republic of China (“Seller”), on the other hand.

A. Seller has developed intellectual property to manufacture certain personal handy mobile phones and, for purposes of identification, has assigned to such phones model numbers listed on Schedule I (the “PHS Phones”).

B. Global has formed Purchaser to acquire such intellectual property (the “Intellectual Property”).

C. Purchaser has provided to Seller certain funds to enable Seller to manufacture or cause the manufacture of the PHS Phones on behalf of Purchaser pending government approval and prior to the Closing.

D. Purchaser wishes to purchase from Seller, and Seller wishes to sell to Purchaser, the Intellectual Property.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

When used in this Agreement, the following terms shall have the respective meanings set forth below:

“Affiliate” shall mean with respect to any Person (i) a Person directly or indirectly controlling, controlled by or under common control with such Person; or (ii)  an officer, director, member or partner of such Person. For these purposes, control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether its the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Asset Purchase Agreement, including all exhibits and schedules thereto, as the same may hereafter be amended, modified or supplemented from time to time.

Exh. 4.1-1

“Applicable Law” shall mean, with respect to any Person, any statute, law, regulation, order, injunction, judgment, decree or other requirement of any Authority applicable to such Person or any of its Affiliates or any of their respective properties, and assets.

“Authority” shall mean any governmental, regulatory or administrative body, agency or authority, any court of judicial authority, any arbitrator or any public, private or industry regulatory authority.

“Books and Records” of a Person shall mean all books and records, ledgers, employee records, customer lists, files, correspondence, computer data bases, accounting information and other records of every kind, whether written, computerized or maintained in any other medium, which are owned by that Person or in which that Person has any interest.

“Calculation Date” shall mean the date that the Net Income has been calculated by Global’s independent accountant.

“Closing” shall mean the consummation of the transactions contemplated in this Agreement.

“Closing Date” shall mean the date upon which the Closing occurs.

“Effective Time” shall mean 12:01 a.m. Shenzhen time on the Closing Date.

“GAAP” shall mean generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, as in effect on the date of this Agreement.

“Indemnified Party” shall have the meaning specified at Section 13.3.

“Indemnifying Party” shall have the meaning specified at Section 13.3.

“Intellectual Property” of a Person shall mean all intangible properties owned by that Person or in which that Person has any interest (including the right to use by license or otherwise), and includes, without limitation, (i) all trademarks, service marks, trade names, trade dress, logos, corporate names, slogans and commercial symbols, all applications therefor, and all associated goodwill; (ii) all copyrights, all applications therefor and all associated goodwill; (iii) all patents and patent applications, all associated technical information, know-how, trade secrets, processes, operating, maintenance and other manuals, drawings and specifications, process flow diagrams and related data, and all associated goodwill; (iv) all “software” and all documentation thereof, (including all electronic data processing systems and program specifications, functional specifications, source and object codes, algorithms, architecture, input data, report layouts and format, record file layouts, diagrams, narrative descriptions and flow charts) (collectively, “Software”); (v) all other inventions, discoveries, improvements, processes, formulae (secret or otherwise), data, drawings, specifications, trade secrets, confidential information, financial, marketing and business data, pricing and cost models and information, business and marketing plans, operating procedures, customer and supplier lists, knowledge of customer preferences and buying practices and all other ideas (including those in the possession of third parties, but which are the property of that Person); (vi) all drawings, records, books or other tangible media embodying the foregoing; (vii) all rights to obtain and rights to register patents, trademarks and copyrights; and (viii) all rights to sue or recover and retain damages and costs and attorneys fees for present and past infringement of any of the foregoing.

Exh. 4.1-2

“Knowledge” shall mean, with respect to Seller, the actual knowledge of each of its directors, executive officers and key employees and the knowledge that each such Person would have acquired upon diligent inquiry.

“Lien” shall mean any lien, pledge, mortgage, security interest, lease, charge, conditional sales contract, option, restriction, right of first refusal, or any other adverse claim or right whatsoever.

“Losses” shall mean all damages, awards, judgments, assessments, fines, penalties, charges, costs, expenses, payments, diminutions in value and other losses, however suffered or characterized, all interest thereon, all costs and expenses of investigating any claim, lawsuit or arbitration and any appeal therefrom, all actual attorneys’ fees incurred in connection therewith, whether or not such claim, lawsuit or arbitration is ultimately defeated and, subject to Section 13.4, all amounts paid incident to any compromise or settlement of any such claim, lawsuit or arbitration.

“Net Income” shall mean the operating income attributable solely to the Purchased Assets as calculated by Global’s principal outside auditors under GAAP.

“Order” shall mean any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Person” shall mean any entity, corporation, company, association, joint venture, joint stock company, partnership, trust, organization, individual (including personal representatives, executors and heirs of a deceased individual), or government (including agencies, departments, bureaus, boards, divisions and instrumentalities thereof).

“PRC” shall mean the People’s Republic of China.

“Purchased Assets” shall mean all of the Intellectual Property which are owned by Seller or in which Seller has any interest (including the right to use) relating specifically to the PHS Phones.

“Purchaser Disclosure Schedule” shall mean the schedule entitled “Purchaser Disclosure Schedule”, dated of even date herewith. The Purchaser Disclosure Schedule shall be considered a part of this Agreement.

“Purchaser Documents” shall mean this Agreement and all other agreements, instruments and certificates to be executed and delivered by Purchaser and/or Global in connection with this Agreement.

“Purchase Price” shall have the meaning specified at Section 4.1.

Exh. 4.1-3

“Required Contractual Consents” shall mean those consents required to be obtained in order to consummate the transactions contemplated by this Agreement.

“Required Governmental Approvals” shall mean those filings, notices or approvals required to be obtained in order to consummate the transactions contemplated by this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Disclosure Schedule” shall mean the schedule entitled “Seller Disclosure Schedule”, dated of even date herewith. Seller Disclosure Schedule shall be considered a part of this Agreement.

“Seller Documents” shall mean this Agreement and all other agreements, instruments and certificates to be executed by Seller in connection with this Agreement.

“Software” shall have the meaning specified in the definition of Intellectual Property.

“Target Period” shall mean the twelve-month period commencing on the first day of the month immediately following the Closing Date and ending on the first anniversary of such date.

“Tax” shall mean any tax, charge, fee, levy, deficiency or other assessment of whatever kind or nature, together with any interest, penalty, addition to tax or additional amount imposed by any Tax Authority. “Taxing” and Taxable” shall have the correlative meanings.

“Tax Authority” shall mean any Authority having jurisdiction over the reporting and payment of any Taxes.

“Tax Liability” shall have the meaning specified at Section 6.6(b).

“Tax Return” shall mean any report, election, declaration, claim for refund, estimate, information statement or return (including any schedules and attachments thereto) relating to or required to be filed in connection with any Taxes pursuant to the statutes, rules or regulations of any Tax Authority.

“Third Party Claim” shall have the meaning specified at Section 13.4.

References in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules,” shall be to the Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specifically provided; any of the terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural and in any gender depending on the reference; the present tense shall include the past and future tense; the words “herein”, “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and except as otherwise specified in this Agreement, all references in this Agreement (a) to any Person shall be deemed to include such Person’s permitted heirs, personal representatives, successors and assigns; and (b) to any agreement, any document or any other written instrument shall be a reference to such agreement, document or instrument together with all exhibits, schedules, attachments and appendices thereto, and in each case as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (c) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

Exh. 4.1-4

ARTICLE II

SALE AND PURCHASE OF ASSETS

2.1 Assets to be Transferred. Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties of Seller and Purchaser herein set forth, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Purchaser, by appropriate deeds, bills of sale, assignments and other instruments satisfactory to Purchaser, and Purchaser shall purchase from Seller, all of Seller’s right, title and interest, as of the Effective Time, in and to the Purchased Assets.

2.2 Title to Purchased Assets. The Purchased Assets shall be conveyed free and clear of all liabilities, obligations and Liens.

ARTICLE III

ASSUMPTION OF LIABILITIES

No Liabilities Assumed. Purchaser shall not assume or be liable for any liabilities or obligations of Seller, direct or indirect, fixed, contingent or otherwise, known or unknown, which exist at the Effective Time or which arise thereafter as a result of any act, omission or circumstance taking place prior to the Effective Time.

ARTICLE IV

PURCHASE PRICE, PAYMENT AND RELATED MATTERS

4.1 Purchase Price. The purchase price (the “Purchase Price”) for the Purchased Assets shall be shares of the Common Stock of Global (the “Shares”) consisting of 8,360,000 Shares to be delivered at Closing pursuant to Section 4.2 and 6,640,000 contingent Shares to be delivered pursuant to Section 4.3.

4.2 Delivery of Initial Shares. At the Closing, Global shall deliver to Seller or its designees 8,360,000 Shares (the “Initial Shares”). The parties understand that the Shareholders will return to Global an aggregate of 5,360,000 Shares for cancellation (the “Cancelled Shares”) so that the net dilution for the issuance of the Initial Shares will be 3,000,000 Shares. In connection with the Cancelled Shares, Wang Hanqing agrees to cancel 5,096,000 Shares and Wu Wenbin agrees to cancel 264,000 Shares.

4.3 Contingent Shares. If the Net Income for the Target Period is at least US$5,000,000 (the “Contingency Event”) then, within fifteen days from the Calculation Date, Global shall deliver to Seller an additional 6,640,000 Shares (the “Contingent Shares”);

Exh. 4.1-5

4.4 Status of Shares. Seller acknowledges that (a) the Shares (including the Initial Shares and the Contingent Shares) have not been registered by Global under the Securities Act or with any Authority and are being issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Regulation D and (b) the certificates evidencing the Shares will bear a restricted legend.

ARTICLE V

CLOSING

5.1 Time and Place. Subject to the provisions of Section 14.1 as to termination without default, the Closing shall take place at the offices of Global in Shenzhen PRC, at 10:00 a.m. local time on June 8, 2005 or at such other time and place as Purchaser and Seller mutually agree in writing, provided, however, that without the prior written consent of Global, the Closing shall not occur after June 15, 2005. Notwithstanding the foregoing, the effective date of the Closing shall be March 15, 2005, and the possession and control of the Purchased Assets shall be deemed to have vested in Purchaser as of such date. For avoidance of doubt, all sales on and after March 15, 2005 (together with income and expenses associated therewith) shall be for the account of Purchaser.

5.2 Transactions at the Closing. At the Closing, the following shall occur:

(a) Purchaser shall deliver the Initial Shares to the Seller’s designees;

(b) Seller shall deliver to Purchaser, assignments in registrable form of all trademarks, service marks, patents, copyrights and registrations or applications for the same included within the Purchased Assets, and such other instruments of sale, transfer, conveyance, assignment and confirmation, and Seller shall take such further actions, as Purchaser may reasonably deem necessary or desirable in order to transfer, convey and assign to Purchaser, and to confirm Purchaser’s title to, all of the Purchased Assets, to put Purchaser in actual possession and operating control thereof and to assist Purchaser in exercising all rights with respect thereto;

(c) Seller shall deliver to Purchaser all of the Books and Records relating to the Purchased Assets; and

(d) The Shareholders shall deliver the Cancelled Shares to David Ficksman, counsel to Global, for cancellation.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES
OF THE SELLER

Seller hereby represents and warrants to Purchaser that (in the case of Sections 6.2, 6.3, 6.4, 6.5, 6.6, 6.7, 6.8 and 6.9, as such sections relate to the Purchased Assets):

Exh. 4.1-6

6.1 Organization; Authority; Due Authorization.

(a) Organization and Good Standing. Seller is a company duly organized, validly existing and in good standing under the Applicable Laws of the PRC.

(b) Authority to Execute and Perform Agreements. Seller has all power, authority and approvals required to enter into, execute and deliver this Agreement and all of the other Seller Documents and to perform fully Seller’s obligations hereunder and thereunder.

(c) Due Authorization; Enforceability. Seller has taken all actions necessary to authorize it to enter into and perform fully its obligations under this Agreement and all of the other Seller Documents to be executed by it and to consummate the transactions contemplated herein and therein. This Agreement has been duly and validly executed by Seller and (assuming due authorization, execution and delivery by Purchaser and Global) constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms.

6.2 No Violation. Neither the execution or delivery by Seller of this Agreement or any of Seller Documents nor the consummation of the transactions contemplated herein or therein will: (a) violate any provision of the bylaws or other charter documents of Seller; (b) violate, conflict with or constitute a default under, permit the termination or acceleration of, or cause the loss of any rights or options under, any Assumed Contract; (c) require any authorization, consent or approval of, exemption or other action by, or notice to, any party to any Assumed Contract; (d) result in the creation or imposition of any Lien upon any of the Purchased Assets; or (e) violate or require any consent or notice under any Applicable Law or Order to which Seller or any of its properties is subject.

6.3 Regulatory and Other Approvals. No consent, approval, authorization, notice, filing, exemption or other requirement must, pursuant to any Applicable Law or Order be obtained from any Authority or Person or which must otherwise be satisfied by Seller in order that (a) the execution or delivery by Seller of this Agreement or any of the other Seller Documents (b) the consummation of the transactions contemplated herein or therein or will not (i) violate in any material respect any Applicable Law, any applicable Order to which Seller is subject or any License or Permit of Seller; or (ii) result in the creation or imposition of any Lien upon any of the Purchased Assets.

6.4 Title to Purchased Assets. Seller has good and marketable title to each of the Purchased Assets owned by it and the valid and enforceable right to receive and/or use each of the Purchased Assets in which Seller has any other interest, free and clear of all Liens. The delivery to Purchaser of the instruments of transfer of ownership contemplated by this Agreement will at the Effective Time vest good and marketable title to, or the valid and enforceable right to receive and/or use, each such Purchased Asset in Purchaser, free and clear of all Liens.

6.5 No Undisclosed Liabilities. Seller has, as of the date hereof, no direct or indirect indebtedness or liability. Seller has no Knowledge of any circumstances, conditions, events or arrangements which may hereafter give rise to any liabilities of Seller except in the ordinary course of the business or as otherwise set forth in this Section 6.5.

Exh. 4.1-7

6.6 Compliance with Applicable Laws; Governmental Matters. Seller has, in all material respects, complied with and is now, in all material respects, in compliance with all Applicable Laws and Orders.

6.7 Litigation. There is no litigation pending or threatened relating to the Purchased Assets.

6.8 Intellectual Property. Section 6.8 of Seller Disclosure Schedule sets forth, as of the date hereof, (i) a true and accurate identification of each registered and unregistered fictitious business name, trademark, service mark, trade name, domain name, URL, web site, and each registration and application for any of the foregoing, constituting a part of the Intellectual Property of Seller; (ii) a true and complete schedule of each copyright, and each registration and application for any of the foregoing, constituting a part of such Intellectual Property; (iii) a true and complete schedule of each patent and associated invention, process and design, technical information, know-how and operating maintenance or other manual and each registration and application for any of the foregoing, constituting a part of such Intellectual Property; (iv) each item of Software and associated documentation constituting a part of such Intellectual Property; (v) a true and complete list, without extensive or revealing descriptions, of each trade secret constituting a part of such Intellectual Property, and (vi) a true and complete list of all Contracts to which Seller is a party either as licensee or licensor relating to any item of such Intellectual Property. Except as indicated in Section 6.8(b) of Seller Disclosure Schedule, as of the date hereof:

(i) all trademarks, service marks, patents, copyrights and other registrations and all applications therefor listed in Section 6.8(b) of Seller Disclosure Schedule are valid and in full force and effect and are not subject to any Taxes;

(ii) all of the Software of Seller performs in full compliance with all of the specifications therefor (including, without limitation, functional specifications) set forth in user manuals, promotional materials or license agreements;

(iii) accurate and complete copies of all source codes relating to all versions of each item of Software of Seller exist and have been made available to Purchaser;

(iv) there are no pending claims, actions, or other adversary proceedings, disputes or disagreements involving Seller concerning any item of its Intellectual Property, and, to the Knowledge of Seller, no such action, proceeding, dispute or disagreement is threatened.

6.9 Investment Representation. Seller is and will be acquiring the Shares for investment purposes only and not with a view to distribution.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Each of Global and Purchaser represents and warrants to Seller as follows:

Exh. 4.1-8

7.1 Due Incorporation. Each of Global and Purchaser is a duly organized, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation. Purchaser is a foreign invested company in Nanshan district of Shenzhen.

7.2 Authority to Execute and Perform Agreements. Each of Global and Purchaser has all requisite power, authority and approval required to enter into, execute and deliver this Agreement and the other Purchaser Documents and to perform fully Global’s and Purchaser’s obligations hereunder and thereunder.

7.3 Due Authorization; Enforceability. Each of Global and Purchaser has taken all actions necessary to authorize it to enter into and perform its obligations under this Agreement and all other Purchaser Documents and to consummate the transactions contemplated herein and therein. This Agreement has been duly and validly executed by Purchaser and Global and (assuming the due authorization, execution and delivery by Seller) constitutes the legal, valid and binding obligations of Purchaser and Global, as the case may be, enforceable in accordance with its terms.

ARTICLE VIII

COVENANTS AND AGREEMENTS OF THE PARTIES
EFFECTIVE PRIOR TO CLOSING

The parties hereto covenant and agree as follows:

8.1 Business Examinations and Physical Investigations of Purchased Assets. Prior to the Effective Time, each of Global and Purchaser shall be entitled, through its employees and representatives, and Purchaser’s lenders, prospective lenders, investment bankers and consultants, to make such investigations and examinations of the Purchased Assets, the Books and Records of Seller as Purchaser may request for the purpose of familiarizing Purchaser with the Purchased Assets. In order that Purchaser may have the full opportunity to do so, Seller shall furnish Purchaser and its representatives during such period with all information concerning the Purchased Assets as Purchaser or such representatives may request and cause Seller’s officers, employees, consultants, agents, accountants and attorneys to cooperate fully with Purchaser and such representatives and to make full disclosure of all information and documents requested by Purchaser and/or such representatives; provided, however, that without the consent of the relevant employee, no personnel file of any employee of Seller shall be made available to Purchaser or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances. No investigation by Purchaser shall, however, diminish or obviate in any way, or affect Purchaser’s right to rely upon, any of the representations, warranties, covenants or agreements of Seller contained in this Agreement.

8.2 Cooperation; Consents. Prior to the Closing Date, each party shall cooperate with the other to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all Authorities and other Persons the consent or approval of which, or a license or permit from which, is required for the consummation of the transactions contemplated herein and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations. The parties shall also use their respective best efforts to expedite the review process and to obtain all such necessary consents, approvals, licenses and permits as promptly as practicable. To the extent permitted by Applicable Law, the parties shall request that each Authority or other Person whose review, consent or approval is requested treat as confidential all information which is submitted to it. Seller and Purchaser shall bear their own costs and expenses incurred or fees paid to Authorities to obtain any governmental approvals and contractual consents. Each Party shall bear its own costs and expenses (including fees paid to authorities) incurred to obtain such consents, approvals, licenses or permits.

Exh. 4.1-9

8.3 No Solicitation or Negotiation. Unless and until this Agreement is terminated, Seller shall not, nor shall it cause, suffer or permit the directors, officers, employees, representatives, agents, investment bankers, advisors, accountants or attorneys of Seller to, initiate or solicit, directly or indirectly, any inquiries or the making of any proposal that constitutes or could be reasonably expected to lead to an acquisition of the Purchased Assets from any Person, or engage in any discussions or negotiations relating thereto, or accept any such acquisition or otherwise facilitate, attempt to seek or continue any of the foregoing.

ARTICLE IX

CONDITIONS PRECEDENT TO THE OBLIGATION
OF EACH PARTY TO CLOSE

The obligations Purchaser to consummate the transactions contemplated herein shall be subject to the fulfillment, at or prior to the Closing of all of the conditions set forth below in this ARTICLE IX.

9.1 No Action or Proceeding. The consummation of the transactions contemplated herein shall not violate any Applicable Law. Further, no legal restraint preventing the consummation of the transactions contemplated herein, or imposing material damages in respect thereof, shall be in effect, nor shall there be any action or proceeding pending or threatened by any Person which seeks any of the foregoing.

9.2 Governmental and Other Approvals. All Required Governmental Approvals and all Required Contractual Consents shall have been obtained without the imposition of any conditions that are or would be materially burdensome upon the Business. All Required Governmental Approvals and Required Contractual Consents shall be in effect and all conditions and requirements prescribed by any of the same to be satisfied on or prior to the Closing Date shall have been satisfied.

ARTICLE X

CONDITIONS PRECEDENT TO THE OBLIGATION
OF PURCHASER AND GLOBAL TO CLOSE

The obligations of Purchaser and Global to consummate the transactions contemplated herein shall be subject to the fulfillment, at or before the Closing Date, of all of the conditions set forth below in this ARTICLE X.

Exh. 4.1-10

10.1 Representations and Warranties. The representations and warranties of Seller contained in this Agreement and in each other Seller Document shall have been true and correct when made and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

10.2 Performance of Covenants. Each obligation of Seller to be performed by it on or before the Closing Date pursuant to the terms of this Agreement and each other Seller Document shall have been duly performed on or before the Closing Date.

ARTICLE XI

CONDITIONS PRECEDENT TO THE OBLIGATION
OF SELLER TO CLOSE

The obligation of Seller to consummate the transactions contemplated herein shall be subject to the fulfillment, at or before the Closing Date, of all the conditions set forth below in this ARTICLE XI.

11.1 Representations and Warranties. The representations and warranties of Purchaser and Global contained in this Agreement and in each other Purchaser Document shall have been true and correct when made and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

11.2 Performance of Covenants. Each of the obligations of Purchaser to be performed by it on or before the Closing Date pursuant to the terms of this Agreement and each other Purchaser Document shall have been duly performed in all material respects on or before the Closing Date.

ARTICLE XII

COVENANTS AND AGREEMENTS OF THE PARTIES
AFTER CLOSING

12.1 Cooperation of Seller. Seller shall, and shall cause its employees to, cooperate with Purchaser in respect of the marketing of the PHS Phones and to provide such assistance and documentation as may be necessary or appropriate to permit Purchaser to fully exploit the Purchased Assets.

12.2 Audit Matters. Seller hereby authorizes Purchaser, its Affiliates and representatives, including accountants, to audit the financial records of Seller pertaining to the sales of PHS Phones prior to Closing and shall provide such parties with full access and cooperation to the Books and Records of Seller.

Exh. 4.1-11

ARTICLE XIII

INDEMNIFICATION

13.1 Indemnification by Seller. Seller shall indemnify, defend and hold harmless (i) Purchaser and Global, (ii) each of Purchaser’s and Global’s Affiliates, assigns and successors in interest to the Purchased Assets, and (iii) each of their respective shareholders, directors, officers, managers, employees, agents, attorneys and representatives, from and against any and all Losses which may be incurred or suffered by any such party and which may arise out of or result from:

(a) provided Purchaser’s claim therefor is instituted by written notice within the time period specified in Section 13.5, any breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement or in any other Seller Document including, without limitation, any attempt (whether or not successful) by any Person to cause or require Purchaser to pay, perform or discharge any debt, liability or commitment the existence of which constitutes a breach of any such representation, warranty, covenant or agreement;

(b) any litigation, arbitration, governmental investigation, suit, action or other proceeding and any liability of Seller, other than those, if any, specifically assumed by the Purchaser pursuant to Section 3.1;

(c) any Tax Liability of Seller; or

(d) any and all actions, suits, proceedings, claims, demands, judgments, costs and expenses, including, without limitation, legal fees and expenses, incurred in enforcing this indemnity.

13.2 Indemnification by Purchaser. Provided Seller’s claim therefor is instituted by written notice within the time period specified in Section 13.5, Purchaser shall indemnify, defend and hold harmless Seller from and against any Losses arising out of or due to (i) a breach of any representation, warranty, covenant or agreement of Purchaser contained in this Agreement or in any Purchaser Document; or (ii) any liability or obligation assumed by Purchaser pursuant to Section 3.1;

13.3 Notice to Indemnifying Party. Any party (the “Indemnified Party”) seeking indemnification pursuant to Sections 13.1 or 13.2, or pursuant to any other indemnification covenant contained in this Agreement, shall promptly give the party from whom such indemnification is sought (the “Indemnifying Party”) written notice of the matter with respect to which such indemnification is sought, which notice shall specify in reasonable detail, if known, the amount or an estimate of the amount of the liability arising therefrom and the basis of the claim. Such notice shall be a condition precedent to any liability of the Indemnifying Party for indemnification hereunder, but the failure of the Indemnified Party to give prompt notice of a claim shall not adversely affect the Indemnified Party’s right to indemnification hereunder unless the defense of that claim is materially prejudiced by such failure.

Exh. 4.1-12

13.4 Third Party Claims.

(a) Defense by Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a Person who is not a party to this Agreement (a “Third Party Claim”), the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defense of any such Third Party Claim (i) if it acknowledges to the Indemnified Party in writing its obligations to indemnify the Indemnified Party with respect to all elements of such Third Party Claim (subject to any limitations on such liability contained in this Agreement) and (ii) if it provides assurances, reasonably satisfactory to the Indemnified Party, that it will be financially able to satisfy such Third Party Claim in full if the same is decided adversely. If the Indemnifying Party assumes the defense of any Third Party Claim, it may use counsel of its choice to prosecute such defense, subject to the approval of such counsel by the Indemnified Party, which approval shall not be unreasonably withheld or delayed. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such Third Party Claim, with its counsel and at its own expense. If the Indemnifying Party assumes the defense of any such Third Party Claim, the Indemnifying Party shall take all steps necessary to pursue the resolution thereof in a prompt and diligent manner. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as are reasonably required by the Indemnifying Party without cost to the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as are reasonably required by the Indemnifying Party. The Indemnifying Party shall be entitled to consent to a settlement of, or the stipulation of any judgment arising from, any such Third Party Claim, with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed; provided, however, that no such consent shall be required from the Indemnified Party if (i) the Indemnifying Party pays or causes to be paid all Losses arising out of such settlement or judgment concurrently with the effectiveness thereof (as well as all other Losses theretofore incurred by the Indemnified Party which then remain unpaid or unreimbursed), (ii) in the case of a settlement, the settlement is conditioned upon a complete release by the claimant of the Indemnified Party and (iii) such settlement or judgment does not require the encumbrance of any asset of the Indemnified Party or impose any restriction upon its conduct of business.

(b) Defense by Indemnified Party. If the Indemnifying Party does not assume the defense of any such Third Party Claim, the Indemnified Party may defend against such Third Party Claim and settle or compromise the same, after giving notice thereof to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and the Indemnifying Party shall be entitled to participate in (but not control) such defense with its own counsel and at its own expense. The Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as are reasonably required by the Indemnified Party. If the Indemnifying Party thereafter seeks to question the manner in which the Indemnified Party defended such Third Party Claim or the amount or nature of any such settlement, the Indemnifying Party shall have the burden to prove by a preponderance of the evidence that the Indemnified Party did not defend or settle such third-party claim in a reasonably prudent manner. The Indemnified Party shall not settle or compromise any Third Party Claim for which it is entitled to indemnification hereunder, unless suit shall have been instituted against it and the Indemnifying Party shall not have assumed the defense of such suit after notification as provided in Section 13.3.

Exh. 4.1-13

13.5 Survival of Representations and Covenants of Seller. Notwithstanding any right of Purchaser fully to investigate the affairs of Seller and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser and Global shall have the right to rely fully upon the representations, warranties, covenants and agreements of Seller contained in this Agreement or in any agreement, instrument or other document delivered to Purchaser by Seller or any of its representatives in connection with the transactions contemplated by this Agreement. With the sole exception of those covenants which are to be performed by Seller after the Closing (which shall survive until a claim thereon is barred by the applicable statute of limitations (including extensions and waivers thereof)), each representation, warranty, covenant and agreement of Seller contained herein shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire on the second anniversary of the Closing Date, unless, on or before such date, Purchaser has delivered to Seller a written notice of a claim with respect to such representation, warranty, covenant or agreement.

13.6 Survival of Representations and Covenants of Purchaser. With the sole exception of those covenants which are to be performed by Purchaser after the Closing (which shall survive until a claim thereon is barred by the applicable statute of limitations), each representation, warranty, covenant and agreement of Purchaser contained herein shall survive the execution and delivery of this Agreement and the Closing and shall thereafter terminate and expire on the second anniversary of the Closing Date, unless, on or before such date, Seller has delivered to Purchaser a written notice of a claim with respect to such representation, warranty, covenant or agreement.

ARTICLE XIV

TERMINATION; REMEDIES

14.1 Termination Without Default. Anything herein to the contrary notwithstanding, this Agreement and the transaction contemplated by this Agreement shall terminate at the close of business on June 15, 2005, unless extended by the mutual consent in writing of the parties, and, except as specified in Section 14.2, may otherwise be terminated before the Closing only as follows (and in no other manner):

(a) Mutual Consent. By the mutual consent in writing of the parties.

(b) Conditions to Purchaser’s Performance Impossible. By Purchaser upon written notice to Seller if any event occurs which would render impossible the satisfaction of one or more conditions to the obligations of Purchaser set forth in ARTICLE IX or in Sections 10.1 or 10.2.

Exh. 4.1-14

(c) Conditions to Seller’s Performance Impossible. By Seller upon written notice to Purchaser if any event occurs which would render impossible the satisfaction of one or more conditions to the obligations of Seller set forth in ARTICLE IX or in Sections 11.1 or 11.2.

14.2 Termination Upon Default. Either party may terminate this Agreement by giving notice to the other on or prior to the Closing Date, without prejudice to any rights or obligations it may have, if (i) after written notice of the default and the passage of (A) ten (10) Days, in the case of a default which is by its nature incapable of being cured, or (B) thirty (30) Days, or such shorter period as may end upon the scheduled Closing Date, in the case of a default which by its nature is capable of being cured, the other party has failed in the due and timely performance of any of its covenants or agreements herein contained or there shall have been a breach of the other’s warranties or representations herein contained, and (ii) such failure or breach could reasonably be expected to give the non-defaulting party grounds not to close pursuant to Sections 10.1, 10.2, 11.1 or 11.2, as the case may be. In any such event the party who is not guilty of the breach may, in addition to all of its other rights and remedies, recover all Losses incurred by it from the party responsible for the breach.

14.3 Specific Performance. The parties acknowledge that the Purchased Assets are unique and cannot be obtained by Purchaser except from Seller and for that reason, among others, Purchaser will be irreparably damaged in the absence of the consummation of this Agreement. Therefore, in the event of any breach by Seller of this Agreement, Purchaser shall have the right, at its election, to obtain an order for specific performance of this Agreement, without the need to post a bond or other security, to prove any actual damage or to prove that money damages would not provide an adequate remedy.

14.4 Attorneys’ Fees. If Seller or Purchaser shall bring an action against the other by reason of any alleged breach of any covenant, provision or condition hereof, or otherwise arising out of this Agreement, the unsuccessful party shall pay to the prevailing party all attorneys’ fees and costs actually incurred by the prevailing party, in addition to any other relief to which it may be entitled. As used in this Section 14.4 and elsewhere in this Agreement, “actual attorneys’ fees” or “attorneys’ fees actually incurred” means the full and actual cost of any legal services actually performed in connection with the matter for which such fees are sought calculated on the basis of the usual fees charged by the attorneys performing such services, and shall not be limited to “reasonable attorneys’ fees” as that term may be defined in statutory or decisional authority.

ARTICLE XV

EXPENSES; CONFIDENTIALITY

15.1 Expenses of Sale. Seller shall bear its own direct and indirect expenses incurred in connection with the negotiation and preparation of this Agreement and the other Company Documents and the consummation and performance of the transactions contemplated herein and therein.

Exh. 4.1-15

15.2 Confidentiality. Subject to any obligation to comply with (i) any Law (ii) any rule or regulation of any Authority or securities exchange or (iii) any subpoena or other legal process to make information available to the Persons entitled thereto, whether or not the transactions contemplated herein shall be concluded, all information obtained by any party about any other or any Affiliate of the other, and all of the terms and conditions of this Agreement, shall, for a period of two years after the date of this Agreement, be kept in confidence by each party, and each party shall cause its shareholders, members, partners, directors, officers, managers, employees, agents and attorneys to hold such information confidential. Such confidentiality shall be maintained to the same degree as such party maintains its own confidential information and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided, however, that the foregoing shall not apply to any information obtained by Purchaser through its own independent investigations of Seller or received by Purchaser from a source not known by Purchaser to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Seller nor to any information obtained by Purchaser which is generally known to others engaged in the trade or business of Seller; and provided, further, that from and after the Closing, Purchaser shall be under no obligation to maintain confidential any such information concerning Seller. In the event either party becomes legally compelled to disclose any such information, it shall promptly provide the other with written notice of such requirement so that the other may seek a protective order or other remedy. If this Agreement shall be terminated for any reason, each party shall return or cause to be returned to the other all written data, information, files, records and copies of documents, worksheets and other materials obtained by such party in connection with this Agreement.

15.3 Publicity. Up to (and including) the Closing Date, no publicity release or announcement concerning this Agreement or the transactions contemplated herein shall be issued without advance written approval of the form and substance thereof by Purchaser and Seller; provided, however, that such restrictions shall not apply to any disclosure required by Authorities, Applicable Law or the rules of any securities exchange which may be applicable. For a period of ten (10) days after the Closing Date, the parties shall consult with each other before issuing any press release or public statement with respect to this Agreement or the transactions contemplated herein, and, except as may be required by Applicable Law or the rules of any securities exchange which may be applicable, will not issue any such press release or public statement prior to such consultation.

ARTICLE XVI

NOTICES

16.1 Notices. All notices, requests and other communications hereunder shall be in writing and shall be delivered by courier or other means of personal service (including by means of a nationally recognized courier service or a professional messenger service), or sent by telex or telecopy, in all cases, addressed to:

Exh. 4.1-16

Purchaser: Century Teltone Technology (Shenzhen) Co. Ltd. 2/F Liming Network Bldg. No. 1 of Kejinan Road South Hi-Tech Park Shenzen, Peoples’ Republic of China Attention: Guan Yi Fax: 86-0755-86029889
Global: 2/F Hang Wei Bldg. Road 2 North Hi-Tech Park Shenzhen, Peoples’ Republic of China Attention: Chen Yibin Fax-86-0755-86029889
Seller: Shenzhen Teltone Communications Co. Ltd. 2/F Liming Network Blvd. No. 1 of Kejinan Road South Hi-Tech Park Shenzhen, Peoples’ Republic of China Attention: Guan Yi Fax: 86-0755-86029889

All notices, requests and other communications shall be deemed given on the date of actual receipt or delivery as evidenced by written receipt, acknowledgement or other evidence of actual receipt or delivery to the address specified above. In case of service by telecopy, a copy of such notice shall be personally delivered or sent by registered or certified mail, in the manner set forth above, within three (3) business days thereafter. Either party hereto may from time to time by notice in writing served as set forth above designate a different address or a different or additional person to which all such notices or communications thereafter are to be given.

ARTICLE XVII

MISCELLANEOUS

17.1 Further Assurances. Each of the parties shall use its reasonable and diligent best efforts to proceed promptly with the transactions contemplated herein, to fulfill the conditions precedent for such party’s benefit or to cause the same to be fulfilled and to execute such further documents and other papers and perform such further acts as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated herein.

Exh. 4.1-17

17.2 Modifications and Amendments; Waivers and Consents. At any time prior to the Closing Date or termination of this Agreement, Purchaser, on the one hand, and Seller, on the other hand, may, by written agreement:

(a) extend the time for the performance of any of the obligations or other acts of the other party hereto;

(b) waive any inaccuracies in the representations and warranties made by the other party contained in this Agreement or any other agreement or document delivered pursuant to this Agreement; and

(c) waive compliance with any of the covenants or agreements of the other party contained in this Agreement. However, no such waiver shall operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits a waiver or consent by or on behalf of any party hereto, such waiver or consent shall be given in writing.

17.3 Entire Agreement. This Agreement (including the exhibits hereto and Seller and Purchaser Disclosure Schedules) and the agreements, documents and instruments to be executed and delivered pursuant hereto or referred to herein are intended to embody the final, complete and exclusive agreement among the parties with respect to the purchase of the Purchased Assets and related transactions; are intended to supersede all prior agreements, understandings and representations written or oral, with respect thereto; and may not be contradicted by evidence of any such prior or contemporaneous agreement, understanding or representation, whether written or oral.

17.4 Governing Law and Venue. This Agreement is to be governed by and construed in accordance with the laws of the PRC applicable to contracts made and to be performed wholly within the PRC, and without regard to the conflicts of laws principles thereof. However, the English version of this Agreement shall be the applicable version in the event of a discrepancy between the English and Chinese version.

17.5 Binding Effect. This Agreement and the rights, covenants, conditions and obligations of the respective parties hereto and any instrument or agreement executed pursuant hereto shall be binding upon the parties and their respective successors, assigns and legal representatives. Neither this Agreement, nor any rights or obligations of any party hereunder, may be assigned by a party without the prior written consent of the other party; provided, however, that prior to or following the Closing, this Agreement and any rights and obligations of Purchaser hereunder, and under any Purchaser Documents may, without the prior written consent of Seller, be assigned and delegated by Purchaser to any Person affiliated with Purchaser or pledged or hypothecated to any lender(s) of Purchaser or any such Affiliate, and following the Closing, this Agreement and any rights and obligations of Purchaser hereunder and under any Purchaser Documents may also be assigned and delegated by Purchaser, without the prior written consent of Seller, to any successor-in-interest of Purchaser to the Purchased Assets or to a substantial portion thereof; provided, however, that no delegation by Purchaser of any such obligation shall relieve Purchaser of liability therefor.

Exh. 4.1-18

17.6 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. In making proof of this Agreement it shall not be necessary to produce or account for more than one counterpart.

17.7 Section Headings. The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof.

17.8 Severability. In the event that any provision or any part of any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. However, unless such stricken provision goes to the essence of the consideration bargained for by a party, the remaining provisions of this Agreement shall continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

17.9 No Third Party Rights. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party to this Agreement, nor shall any provision give any third Persons any right of subrogation or action over against any party to this Agreement.

Exh. 4.1-19

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

PURCHASER

Shenzhen Century Teltone Technology Co., Ltd.,
By:
Name: Title:

GLOBAL

Global National Communication Company, a Nevada corporation
By:
Name: Title:

SELLER

Shenzhen Teltone Communications Co. Ltd.
By:
Name: Title:

SHAREHOLDERS

Wang Hanqing

Wu Wenbin

Exh. 4.1-20